RIDER NO. 1

JOINT INSURED LIST

To be attached to and form part of Bond No. 206-25-81 - 04

In favor of Nomura Partners Funds, Inc.

It is agreed that:

1.	At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

The Japan Fund

Asia Pacific ex Japan Fund

India Fund

Greater China Fund

Global Equity Income Fund

Global Emerging Markets Fund

International Equity Fund

2.	This rider shall become effective as of 12:01 a.m. on 11/05/2012 standard time.

By:	“/S/ Frank J. Scheckton, Jr.”
(Authorized Representative)

INSURED COPY

206-25-81 – 04

REVISED

RIDER NO. 5

JOINT INSURED LIST

To be attached to and form part of Bond No. 206-25-81 - 04

In favor of Nomura Partners Funds, Inc.

It is agreed that:

1.	At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

High Yield Fund

2.	This rider shall become effective as of 12:01 a.m. on 12/10/2012 standard time.

By:	“/S/ Frank J. Scheckton, Jr.”
(Authorized Representative)

INSURED COPY

206-25-81 - 04

NOMURA PARTNERS FUNDS, INC.

JOINT FIDELITY BOND

ALLOCATION AGREEMENT

AGREEMENT made as of December 28, 2012, by Nomura Partners Funds, Inc., a registered investment company, on behalf of and between each of its series, The Japan Fund, Asia Pacific Ex Japan Fund, Greater China Fund, India Fund, Global Emerging Markets Fund, Global Equity Income Fund, International Equity Fund, and High Yield Fund (each a “Fund” and jointly the “Insureds”), severally and not jointly.

W I T N E S S E T H

WHEREAS, each Fund is a named insured under an Investment Company Blanket Bond underwritten by Great American Insurance Company (the “Bond”); and

WHEREAS, Rule 17g-1 under the Investment company Act of 1940 requires that each registered investment company named as an insured on a joint insured bond enter into an agreement with the other named Insureds containing certain provisions regarding the respective shares to be received by said Insureds in the event recovery is received under the joint insured bond as a result of a loss sustained by them.

NOW, THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Joint Insured Bond. The Insureds shall maintain in effect a joint fidelity insurance bond from one or more reputable fidelity insurance companies which shall be authorized to do business in the place where the Bond is issued, insuring the Insureds against larceny and embezzlement and covering such of their officers and employees who may, singly or jointly with others, have access, directly or indirectly, to their securities or funds. The Bond shall name each Fund as an insured and shall comply with the requirements of such bonds established by Rule 17g-1.

2. Allocation of Premium. The Insureds will pay the premium for the Policy ratably based upon the proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by each Fund. Willis of New York Inc., an insurance brokerage service provider, provided the quotes for premiums for separate policies for each of the Funds. See Schedule A hereto for the premium allocation for the Funds.

3. Allocation of Proceeds.

(a) If one or more Insureds sustain a single loss for which recovery is received under the Bond, each Fund shall receive that portion of the recovery which is sufficient in amount to indemnify that Fund in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all the Insureds sustaining a single loss.

(b) If the recovery is inadequate to indemnify fully all the Insureds sustaining a single loss, the recovery shall be allocated among the Insureds as follows:

(i) Each Fund sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of the fidelity bond coverage which would be required to be maintained by such Fund under a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1); and

(ii) The remaining portion of the recovery (if any) shall be allocated to each Fund sustaining a loss not fully indemnified by the allocation under the subparagraph (i) in the same proportion as the portion of each Fund’s loss which is not fully indemnified bears to the sum of the unindemnified losses of all the Insureds. If such allocation would result in any Fund’s receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such access portion shall be reallocated to the other Fund or Insureds whose losses would not be fully indemnified as a result of the foregoing allocation.

4. Claims and Settlements. Each Fund shall, within ten days after the making of any claim under the Bond, provide the other Insureds with written notice of the amount and nature of such claim. Each Fund shall, within ten days after the receipt thereof, provide the other Insureds with written notice of the terms of settlement of any claim made under the Bond by such Fund.

5. Modification and Withdrawal. Each Fund hereby consents to additional series of the investment company being named as a joint insured under the Bond and this Agreement. If pursuant to Rule 17g-1 any Fund shall determine that the coverage described herein should otherwise be modified, it shall so notify the other Insureds hereto, indicating the nature of the modification which it believes to be appropriate. This

Agreement shall be so modified with the written consent of a majority of the Insureds. Any Fund may withdrawal from this Agreement that any time and cease to be a party hereto (except with respect to losses occurring prior to such withdrawal) by giving not less than thirty days prior written notice to the other Insureds of such withdrawal. Upon withdrawal, such Fund shall cease to be a named insured on the Bond and shall be entitled to receive any premium rebated by the fidelity company with respect to such withdrawal.

6. Governing Law. This Agreement shall be construed in accordance with the laws of the State of New York.

7. No Assignment. This Agreement is not assignable.

8. Notices. All notices and other communications hereunder shall be in writing and shall be addressed to the appropriate party at:

Nomura Partners Funds, Inc.

c/o Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: Nora M. Jordan

[Intentionally left blank]

IN WITNESS WHEREOF, each of the parties hereto had duly executed this Agreement as of August 23, 2013.

NOMURA PARTNERS FUNDS, INC. on behalf of each of its series severally and not jointly,

The Japan Fund, Asia Pacific ex Japan Fund, Greater China Fund, India Fund, Global Emerging Markets Fund, Global Equity Income Fund, International Equity Fund and, High Yield Fund

By:	/s/ J. Douglas Azar
Name: J. Douglas Azar
Title: Chairman of the Board

Schedule A

Below, in the column #6, is the Total Cost* for the 17g-1 Fidelity Bond and the allocated portion to be paid by each Fund. This allocation was prepared using the proportionate share or the percentage of the sum of the estimated premiums for stand-alone 17g-1 fidelity bonds for each Fund multiplied against the Total Cost for the 17g-1 Fidelity Bond. The estimated costs for a stand-alone 17g-1 fidelity bond for each Fund and Total Cost of the 17g-1 Fidelity Bond were provided by Willis of New York Inc.

Column 1	Column 2	Column 3	Column 4	Column 5	Column 6
Name of Fund	Assets Under Management (AUM) of each Fund	Required Limit of Liability under Rule 17g-1	Premium Amount, if Single 17g-1 Fidelity Bond	% [Divide the Estimated Cost for a 17g-1 Fidelity Bond for Each Fund by the Sum of the Estimated Costs of all the Stand-Alone 17g-1 Fidelity Bonds]	$ of Total Cost for Joint 17g-1 Fidelity Bond [Multiply the % in Column 5 against the Total Cost of the 17g-1 Fidelity Bond at the Bottom of this Column]
The Japan Fund:	$146,609,963	$525,000	$1661	30.0%	$716
Asia Pacific ex Japan Fund:	$9,041,232	$175,000	$554	9.8%	$232
India Fund:	$10,427,202	$200,000	$633	11.2%	$265
Greater China Fund:	$10,326,655	$200,000	$663	11.2%	$265
Global Equity Income Fund:	$8,343,484	$175,000	$554	9.8%	$232
Global Emerging Markets Fund:	$13,510,895	$200,000	$633	11.2%	$265
International Equity Fund:	$8,734,541	$175,000	$554	9.8%	$232
High Yield Fund:	$3,000,000	$125,000	$396	7.0%	$166

Total:	$209,993,973	$1,775,000	$5,618	100.00%	$2,373.00	*

*	Total Cost of the 17g-1 Fidelity Bond: $2,373.00

Nomura Partners Funds, Inc.

Secretary’s Certificate

I, Jesse D. Hallee, Secretary of Nomura Partners Funds, Inc. (the “Corporation”), hereby certify that the following resolutions were unanimously adopted by the Board of Directors of the Corporation, including a majority of the Directors who are not “interested persons” of the Corporation, as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, at a meeting held on November 13, 2012 and remain in full force and effect.

RESOLVED, that the addition of the High Yield Fund to the existing Investment Company Blanket Bond (“Joint Fidelity Bond”), of the Corporation issued by Great American Insurance Company be, and hereby is, authorized and approved; and it is

FURTHER RESOLVED, that the Treasurer of the Corporation is authorized to pay or have paid from the assets of the High Yield Fund, its allocable portion of the total premium of the Joint Fidelity Bond, based upon the proportionate share of the sum of the premium that the High Yield Fund would have paid if such insurance coverage were purchased separately; and it is

FURTHER RESOLVED, that the Treasurer of the Corporation be, and she hereby is, authorized and directed to implement the foregoing by, among other things: (i) monitoring the amount of Joint Fidelity Bond coverage assigned to the High Yield Fund and, if necessary, increasing or decreasing such coverage to comply with the Board’s allocation procedures, and (ii) if necessary, reallocating the Joint Fidelity Bond expense in accordance with the foregoing procedures for allocating the premium adopted by the Board; and it is

FURTHER RESOLVED, that the Secretary of the Corporation is hereby directed to file the Joint Fidelity Bond with the Securities and Exchange Commission and give the notices required under Paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940.

IN WITNESS WHEREOF, I have hereunto set my hand this 23rd day of August 2013.

/s/ Jesse D. Hallee

Jesse D. Hallee

Secretary